UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of FEBRUARY, 2006.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:   February 21, 2006                   /s/ Douglas Good
      -----------------------------        -------------------------------------
                                           Doug Good,
                                           President


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                                  FORM 51-102F3

                             MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF COMPANY

         ROCHESTER RESOURCES LTD. (the "Issuer")
         #400 - 535 Howe Street, Vancouver, BC, V6C 2Z4
         Phone: (604) 484-6614

2.       DATE OF MATERIAL CHANGE

         February 21, 2006

3.       PRESS RELEASE

         The press release was released on February 21, 2006 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Alberta and Saskatchewan Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable

8.       OFFICER

         Douglas Good, President & CEO
         Phone: (604) 484-6614

9.       DATE OF REPORT

         February 21, 2006.


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                            ROCHESTER RESOURCES LTD.

           400 - 535 Howe Street, Vancouver, British Columbia, V6C 2Z4
                    Phone: (604) 484-6614 Fax: (604) 688-3348
                          TSX Venture: RCT OTCBB: RCTFF

--------------------------------------------------------------------------------

NEWS RELEASE                                                   FEBRUARY 21, 2006

                      ROCHESTER ARRANGES $720,000 FINANCING
                   AND HIRES EUROPEAN INVESTOR RELATIONS FIRM

VANCOUVER, CANADA - ROCHESTER RESOURCES LTD. (TSXV:  RCT AND OTCBB:  RCTFF):
The Company announces that it has entered into an agreement with Canaccord Capital Corporation ("Canaccord") whereby Canaccord will use its commercially reasonable efforts to complete an offering by way of Short Form Offering Document that will raise up to $720,000. The offering will consist of units ("Units") at a purchase price of $0.72 per Unit. Each Unit will consist of one common share and one Warrant. Each Warrant will entitle the holder to acquire one additional common share at an exercise price of $0.80 per share for a period of 24 months following the date of closing of the Offering. The Warrants will be transferable and, subject to evidence of satisfactory distribution in accordance with the rules of the TSX Venture Exchange, will be listed and posted for trading on the Exchange.

Canaccord will receive a cash commission equal to 10% of the gross proceeds of the sale of Units, 25,000 common shares as a corporate finance fee, agent's warrants entitling Canaccord to subscribe for that number of common shares that is equal to 10% of the aggregate number of Units sold in the Offering at an exercise price of $0.80 per common share for a period of 24 months following the closing of the Offering, and an administration fee of $7,500 payable in cash. This transaction is subject to regulatory approval of the TSX Venture Exchange. This offering will be completed by a short form offering document in accordance with policy 4.6 of the TSX Venture Exchange. The net proceeds received by the Company will be used to fund on-going work programs on the Company's Mina Real Property, to fund new property investigations and acquisitions, and for general working capital purposes.

The Company has also retained Accent Marketing Ltd. ("Accent") as its European investor relations representative. The investor relations program will focus on shareholder communications, corporate development and building the Company an active following of investment professionals in Europe. Accent will introduce the Company to European investment clubs, investment advisors, institutional investors, analysts and private investors. Accent will assist the Company in listing on the Frankfurt Stock Exchange. With offices in England and Germany, Accent has provided investor relations service to over 25 companies whose shares trade on the Nasdaq, Amex, TSX and TSX Venture Exchange. Accent, which is arm's length to the Company, has been retained for an initial term of 6 months and, thereafter, on a month to month basis. Its remuneration will be a monthly fee of Euros 4,500 per month plus a stock option to purchase 150,000 shares at $0.80 per share for a period of three years.

ON BEHALF OF THE BOARD

/s/ DOUGLAS GOOD                                 INVESTOR INFORMATION CONTACT:
-----------------------------
Douglas Good, President & CEO                            Douglas Good
                                                     Tel: (604) 484-6614


FORWARD LOOKING STATEMENTS
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.


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